

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 17, 2009

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

> **RE:**  **National Bank of Greece S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed July 15, 2009**
> **File No. 001-14960**

Dear Mr. Thomopoulos,

We have reviewed your letter filed on October 7, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

1.      Please address the following regarding to your response to comment 6 of our letter
        dated September 10, 2009:

        a.   In your response to comment 6c you indicate that you define the near term as 12
             months. You also state that "It is reasonably possible that the outcomes in the
             next financial year could be different from the assumptions and estimates used in
             identifying other than temporary impairment in equity securities." Please tell us
             and revise your future filings to more clearly identify how you update your
             projections of recovery to consider actual historical evidence that recovery has
             not yet occurred. For example, for the securities discussed in Appendix 3,
             virtually none of them have recovered to your cost by September 30, 2009.
             Specifically state how your impairment analysis considers the premise that the
             longer a security has been in an unrealized loss position, the greater the level of
             objective evidence required to support that impairment is not other-than-
             temporary.

        b.   Further, in most cases the average analyst target price you presented in your
             narrative is still significantly below your cost. While analyst target prices have
             limited value as positive evidence to support that a security is not other-than-
             temporarily impaired, the fact that target prices are still below your cost
             represents significant negative evidence especially when considering the length of
             time the securities have been in an unrealized loss position.

        c.   In general, your individual narrative discussions of positive and negative evidence
             for each security presented in Appendix 3 appears to be inappropriately weighted
             to discount the significant negative evidence of the length of time the security has
             been in an unrealized loss position. Please revise your impairment analyses
             accordingly.

        d.   Similarly, your narratives appear to omit objective evidence that would be
             required to project a recovery in the near term of 12 months. Instead it appears to
             rely primarily on subjective evidence as the belief that the security is in an
             unrealized loss position because of the current crisis and will recover fully when
             the crisis ends. This seems overly simplistic and does not appear to reflect the
             fact that a security's sensitivity to general economic conditions such as the current
             crisis referred to in your narratives does not preclude a security from being other-
             than-temporarily impaired. Further, the narratives are silent on the basis of your
             ability at December 31, 2008 to project the end of the current crisis, much less to
             provide objective evidence that the end of the crisis would occur within 12
             months of December 31, 2008, the date of your analysis. To the extent that you
             possess such objective evidence, please provide us with your revised impairment
             analyses.

2.      Please address the following regarding your response to comment 6f where you state: "The decline in the fair value of those mutual funds was mainly due to the impact of the global financial and liquidity crisis curing the second half of 2008 on the market values of the underlying investments.  Therefore, we expected that this loss would reverse and given that the Company has the intention and ability to hold the underlying securities until recovery…, we concluded that this unrealized loss is not 'other-than-temporary'."

         a.  Similar to your narratives for your equity securities, your discussion of the mutual funds appears to rely primarily on such subjective evidence as the belief that the security is in an unrealized loss position because of the current crisis and will recovery fully when the crisis ends.  The narratives are silent on the basis of your ability at December 31, 2008 to project the end of the current crisis, much less to provide objective evidence that the end of the crisis would occur within 12 months of December 31, 2008, the date of your analysis.

         b.  Further, tell us how you were able to conclude that you have the ability to hold the underlying securities until recovery.  Typically, individual participants in a mutual fund do not have the ability to influence or direct the fund manager's decisions to buy, hold, or dispose of the underlying securities held by the fund.  Absent objective evidence of your ability to influence or direct such decisions, it is unclear how you were able to determine that you have the ability to hold the underlying securities to recovery.  Please revise your impairment policies for mutual funds accordingly.

Note 36: Fair Value of Financial Instruments, page F-72

3.      We note your response to comment 9 in your response letter dated October 7, 2009.  Please revise future filings to include your collateral dependent loans in which you use the estimated fair value of the collateral to measure impairment in your disclosure of assets measured at fair value on a nonrecurring basis accordance with paragraph 33 of SFAS 157.  Please refer to paragraph C18 of SFAS 157.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information.  Please file your letter on EDGAR as correspondence.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,


Kevin W. Vaughn
Accounting Branch Chief